UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 29, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

（在中華人民共和國註冊成立的股份有限公司）

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

（Stock code 股份代號：00670）

N O T I F I C AT I O N L E T T E R 通 知 信 函

30 April 2015

Dear H shares shareholder,

China Eastern Airlines Corporation Limited (the “Company”)

Notice of publication of the Notice for the 2014 Annual General Meeting, the Proxy Form for the 2014 Annual General Meeting, the Annual General Meeting Attendance Slip, the Notice for the H Shareholders Class Meeting, the Proxy Form for the H Shareholders Class Meeting and the H Shareholders Class Meeting Attendance Slip of the Company (the “Current Corporate Communication”)

The English and Chinese versions of the Current Corporate Communication are available on our website at www.ceair.com and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. You may access the Current Corporate Communication on those websites. On our said website, the Current Corporate Communication can be found under the “Investor Relations” section by clicking “About Us” on the home page.

Shareholders may at any time choose to receive free of charge the Corporate Communications(Note) either in printed form, or read the website version, notwithstanding any wish to the contrary they have previously conveyed to us. Even if you have chosen (or are deemed to have consented) to receive the Corporate Communication via website version but for any reason you have difficulty in receiving or gaining access to any Corporate Communication s, the Company will promptly upon your request send those Corporate Communications to you in printed form free of charge.

If you want to receive a printed version of the Current Corporate Communication, please complete the request form on the reverse side of this letter (the “Request Form”) and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by post using the mailing label at the bottom of the Request Form (a stamp need not be affixed if it is being posted in Hong Kong). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the above websites. You may also send an email with the scanned copy of the Request Form to cea.ecom@computershare.com.hk.

If you would like to change your choice of means of receipt of the Corporate Communications in future, please write to the Company c/o the Hong Kong Share Registrar at the above address or send an email to cea.ecom@computershare.com.hk.

Should you have any queries relating to any of the above matters, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays).

Yours faithfully, for and on behalf of China Eastern Airlines Corporation Limited Wang Jian Joint Company Secretary

Note:	Corporate Communications refer to any documents issued or to be issued by the Company for your information or action, including but not limited to (a) annual reports (including but not limited to directors’ reports, annual accounts together with auditors’ reports) and, where applicable, summary financial reports; (b) interim reports and, where applicable, summary interim reports; (c) notices of meetings; (d) listing documents; (e) circulars; (f) proxy forms; and (g) reply slips.

各 位 H 股 股 東 ：

中 國 東 方 航 空 股 份 有 限 公 司 （「 本 公 司 」）

本 公 司 2 0 1 4 年 度 股 東 週 年 大 會 通 告 、 2 0 1 4 年 度 股 東 週 年 大 會 代 表 委 任 表 格 ､ 股 東 週 年 大 會 回 執 ､ H 股 類 別 股 東 會 議 大 會 通 告 、 H 股 類 別 股 東 會 議 代 表 委 任 表 格 及 H 股 類 別 股 東 會 議 回 執 之 發 佈 通 知 ( 「 本 次 公 司 通 訊 文 件 」 )

http://www.ceair.com/ 本 次 公 司 通 訊 文 件 的 中 、 英 文 版 本 已 上 載 於 本 公 司 網 站 w w w . c e a i r . c o m 及 香 港 聯 合 交 易 所 有 限 公 司 網 站 w w w . h k e x n e w s . h k 。 請 在 該 等 網 站 瀏 覽 本 次 公 司 通 訊 文 件 。 本 次 公 司 通 訊 文 件 可 在 本 公 司 主 頁 按 「 關 於 東 航 」， 再 在 「 投 資 者 關 係 」 一 項 下 選 取 。

( 附 註 )

儘 管 閣 下 早 前 曾 向 本 公 司 作 出 公 司 通 訊 文 件 收 取 方 式 的 選 擇 ， 但 仍 可 以 隨 時 更 改 有 關 選 擇 ， 轉 為 以 印 刷 本 或 網 上 方 式 收 取 ， 費 用 全 免 。 如 閣 下 已 選 擇 （ 或 被 視 為 同 意 ） 以 網 上 方 式 收 取 公 司 通 訊 文 件 但 因 任 何 理 由 未 能 閱 覽 載 於 網 站 的 任 何 公 司 通 訊 文 件 ， 閣 下 只 要 提 出 要 求 ， 我 們 將 盡 快 向 閣 下 寄 上 所 要 求 的 公 司 通 訊 文 件 之 印 刷 本 ， 費 用 全 免 。

如 閣 下 欲 收 取 本 次 公 司 通 訊 文 件 之 印 刷 本 ， 請 閣 下 填 妥 在 本 函 背 面 的 申 請 表 格 （「 申 請 表 格 」）， 並 使 用 隨 附 之 郵 寄 標 籤 寄 回 ， 如 在 香 港 投 寄 則 毋 須 貼 上 郵 票 。 申 請 表 格 請 經 香 港 證 券 登 記 有 限 公 司 （「 香 港 證 券 登 記 處 」）

寄 回 本 公 司 ， 地 址 為 香 港 灣 仔 皇 后 大 道 東 1 8 3 號 合 和 中 心 1 7 M 樓 。 申 請 表 格 亦 可 於 上 述 網 站 內 下 載 。 此 外 ， 閣

mailto:cea.ecom@computershare.com.hk 下 亦 可 以 電 郵 方 式 發 送 申 請 表 格 掃 描 本 到 cea.ecom@computershare.com.hk。

如 閣 下 欲 更 改 日 後 收 取 公 司 通 訊 文 件 之 收 取 途 徑 之 選 擇 ， 請 以 書 面 要 求 經 香 港 證 券 登 記 處 送 交 到 本 公 司 或 以 電 郵 方 式 cea.ecom@computershare.com.hk 送 交 。

如 對 本 函 內 容 有 任 何 疑 問 ， 請 致 電 香 港 證 券 登 記 處 電 話 熱 線 ( 8 5 2 ) 2 8 6 2 8 6 8 8 ， 辦 公 時 間 為 星 期 一 至 五 （ 公 眾 假 期 除 外 ） 上 午 9 時 正 至 下 午 6 時 正 。

代 表 中 國 東 方 航 空 股 份 有 限 公 司 汪 健 聯席公 司 秘 書 謹 啟

二 零 一 五 年 四 月 三 十 日

附註：公司通訊文件指任何由本公司刊印或將會刊印以供參考或行動的文件，包括但不限於：(a)年度報告(包括但不限於董事會報告、年度財務報表連同核數師報告)及財務摘要報告(如 適用)；(b)中期報告及中期摘要報告(如適用)；(c)會議通告；(d)上市文件；(e)通函； (f)委任代表表格; 及(g)回條。

CEAH-30042015-2(0)

Request Form 申請表格

To: China Eastern Airlines Corporation Limited (the “Company”)	致： 中國東方航空股份有限公司（「本公司」）
(Stock code: 00670)	（股份代號：00670）
c/o Hong Kong Registrars Limited	經香港證券登記有限公司
(the “Hong Kong Share Registrar”)	(「香港證券登記處」)
17M Floor,	香港灣仔皇后大道東 183 號
Hopewell Centre, 183 Queen’s Road East,	合和中心 17M 樓
Wanchai, Hong Kong

I/We have already chosen (or are deemed to have consented) to read the Current Corporate Communication (as defined in this letter on the reverse side) posted on the Company’s website (www.ceair.com) and the website of The Hong Kong Stock Exchange Limited (www.hkexnews.hk) and I/we would like to receive a printed version of the Current Corporate Communication now. Please send the same to the address provided as follows:

http://www.ceair.com/ 本人／我們已選擇（或被視為已同意）瀏覽本公司網站 (www.ceair.com) 及香港聯合交易所有限公司網站 (www.hkexnews.hk) 所

 登載之本次公司通訊文件(定義見背面之信函)，但現在希望收取本次公司通訊文件之印刷本。請郵寄至以下地址：

Name(s) of Shareholder(s)#	Signature
股東姓名#	簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)
Address#
地址#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)
Contact telephone number	Date
聯絡電話號碼	日期

# You are required to fill in the details if you download this request form from the Company’s website or the website of The Stock Exchange of Hong Kong Limited.

假如 閣下 從本公司網站或香港聯合交易所有限公司網站下載本申請表格，請必須填上有關資料。

Notes 附註：

1.	Please complete all your details clearly.

請 閣下清楚 填妥所有 資料 。

2.	If your shares are held in joint names, the shareholder whose name stands first on the H shares share register of the members of the Company in respect of the joint holding should sign on this Request Form in order for this Request Form to be valid.

如 屬聯名股東 ，則本申 請表 格須 由 該名 於本 公 司 H 股 股 東名 冊上 就 聯 名持 有 股 份 其姓 名 位 列 首位 的 股 東 簽署 ， 本 申 請表 格 方 為 有效 。

3.	We do not accept any special or other instructions written on this Request Form.
任 何在本申請 表格上手 寫的 額外 或 其它 指 示， 本公 司 將不 予處 理 。
4.	Please note that both printed English and Chinese versions of all Corporate Communications (as defined in this letter on the reverse side) which we have sent to our H shares shareholders in the past 12 months are available on request. They are also availab le on the Company’s website for five years from the date of first publication.

公 司備有於 過 去 12個月曾寄 發予 H股股 東的 公司通 訊 文 件 (定義見 背 面之信 函 )的 中 、 英 文版印 刷本 。 該等 公司 通訊文 件亦由首 次 登載日 期起 計 ， 持續 5年載 於公

司 網站上。

*	The Current Corporate Communication of the Company refers to the Notice for the 2014 Annual General Meeting dated 30 April 2015, the Proxy Form for the 2014 Annual General Meeting, the Annual General Meeting Attendance Slip, the Notice for the H Shareholders Class Meeting dated 30 April 2015, the Proxy Form for the H Shareholders Class Meeting and the H Shareholders Class Meeting Attendance Slip .

本 申請表格所 提及之本 公司 本次 公 司通 訊文 件 指 日 期 為 2015年 4月 30日的 2014年 度 股 東週 年 大 會 通告 、 2014年度 股 東 週 年大 會 代 表 委任 表 格 ､股 東 週 年大 會 回 執 ､日 期為 2015年 4月 30日 的 H股 類別 股 東會 議大 會 通告 、 H股 類別 股 東 會 議 代表 委 任 表 格及 H股 類 別 股 東會 議 回 執 。

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閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。	郵寄標籤 MAILING LABEL
如在本港投寄毋須貼上郵票。
Please cut the mailing label and stick this on the envelope	香港證券登記有限公司
and return this Request Form to us.	Hong Kong Registrars Limited
No postage is necessary if posted in Hong Kong.	簡便回郵號碼 Freepost No. 37
香港 Hong Kong